SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (AMENDMENT NO. 1)<1>

                    Hemlock Federal Financial Corporation
   ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                423666106000
   ---------------------------------------------------------------------
                               (Cusip Number)

                           James F. X. Fahy, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5512
   ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 3, 2000
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
   ___________________

   1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any amendment containing informa-tion which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                       (Continued on following pages)
                             (Page 1 of 11 pages)


         CUSIP No. 423666106000          13D        Page 2 of 11 pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tara Enterprises, L.L.C.        TIN 36-4168764

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                                 (b) / /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

           WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois

      NUMBER OF    7  SOLE VOTING POWER

       SHARES         -0- Shares

    BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY        105,000 Shares

        EACH       9  SOLE DISPOSITIVE POWER

      REPORTING       -0- Shares

       PERSON     10  SHARED DISPOSITIVE POWER

        WITH          105,000 Shares


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          105,000 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     /_/

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.49%
     14   TYPE OF REPORTING PERSON

          OO

         CUSIP No. 423666106000          13D        Page 3 of 11 pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            John H. Daly

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) /_/

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

      NUMBER OF    7  SOLE VOTING POWER

       SHARES         -0- Shares

    BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY        105,000 Shares

        EACH       9  SOLE DISPOSITIVE POWER

      REPORTING       -0- Shares

       PERSON     10  SHARED DISPOSITIVE POWER

        WITH           105,000 Shares


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          105,000 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /_/

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.49%

     14   TYPE OF REPORTING PERSON

          IN

         CUSIP No. 423666106000          13D        Page 4 of 11 pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Denis J. Daly, Jr.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
                                                                   (b)  /_/
     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

      NUMBER OF    7  SOLE VOTING POWER

       SHARES         -0- Shares

    BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY        105,000 Shares

        EACH       9  SOLE DISPOSITIVE POWER

      REPORTING       -0- Shares

       PERSON     10  SHARED DISPOSITIVE POWER

        WITH          105,000 Shares


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          105,000 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /_/

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.49%

     14   TYPE OF REPORTING PERSON

          IN

   ITEM 1.   SECURITY AND ISSUER.

             This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Hemlock Federal Financial
   Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5700 West 159th Street, Oak Forest, Illinois 60452.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This statement is being filed jointly by Tara Enterprises, L.L.C. ("Tara"), John H. Daly individually, and Denis J. Daly, Jr., individually (each, a "Reporting Person"). The agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 2.1 hereto.

             Tara is an Illinois limited liability company principally engaged in the business of investing. The address of the principal business and office of Tara is 210 Quail Ridge Drive, Westmont, Illinois 60559. John H. Daly and Denis J. Daly, Jr. are the only directors and executive officers of Tara.

             John H. Daly is a citizen of the United States of America
   and his principal occupation is serving as President of Tara.   John
   H. Daly also owns 50% of the membership interests of Tara. John H. Daly's business address is 210 Quail Ridge Drive, Westmont, Illinois 60559.

             Denis J. Daly, Jr. is a citizen of the United States of America and his principal occupation is serving as Executive Vice President of Community Bank Oak Park River Forest, which is principally engaged in the business of banking. Denis J. Daly, Jr. also owns 50% of the membership interests of Tara. Denis J. Daly, Jr.'s business address is 1001 Lake Street, Oak Park, Illinois 60301.

             During the last five years, none of the Reporting Persons
   (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The amount of funds used to purchase the Common Stock owned by the Reporting Persons was approximately $772,000 for Tara, approximately $623,000 for John H. Daly and approximately $697,000 for Denis J. Daly, Jr. All of such funds used by Tara to acquire its shares of Common Stock were provided from Tara's cash reserves and short term investments, and all of such funds used by the other

                             (page 5 of 11 pages)


   Reporting Persons to acquire their shares of Common Stock were provided from personal funds. All funds to be used by the Reporting Persons to acquire additional shares of Common Stock are expected to be provided from cash reserves, personal funds and third party loans.

   ITEM 4.   PURPOSE OF TRANSACTION.

             The shares of Common Stock reported herein were originally acquired for investment purposes. In a letter dated December 28, 1999 from John H. Daly to the Board of Directors of the Company (the "Proposal Letter"), John H. Daly proposed that the Reporting Persons, acting through an entity to be formed for such purpose, acquire all of the outstanding shares of Common Stock of the Company for a price to be negotiated, but not less than $16.50 per share, in a business combination. A copy of the Proposal Letter has previously been filed with this Schedule 13D and is incorporated herein by reference. By letter dated January 7, 2000, the Company notified John H. Daly that its Board of Directors "determined that it is in the best interests of the shareholders of the Company at this time to pursue its existing business plan and remain independent."

             The Reporting Persons may seek to acquire control of the Company, although they have not formulated any specific plan in this regard and, as indicated below, there can be no assurance that any such plan will be developed or as to the terms or the timing of any such plan. Any such plan that may be formulated could involve some or all of the following: (i) proposing a business combination transaction between the Company and a newly formed entity organized by the Reporting Persons, (ii) making a tender offer for some or all of the Common Stock, or (iii) commencing a proxy or consent solicitation to remove any provisions of the Company's bylaws which may impede the acquisition or control of the Company or to change the present members of the Company's Board of Directors, including changing the number or term of directors or filling any vacancies on the Board of Directors. The Reporting Persons may seek further contact with the Company, the Company's representatives and other persons interested in the Company, for the purposes of discussing a business combination between the Company and the Reporting Persons or an acquisition of the Company's stock by the Reporting Persons and for other related matters.

             Subject to applicable legal and regulatory requirements, the Reporting Persons may from time to time purchase additional shares of Common Stock, or dispose of all or a portion of their shares of Common Stock, in open market or privately negotiated transactions, or, with respect to the disposition of shares, through the self-tender offer announced by the Company on February 1, 2000. In determining whether to purchase additional shares or sell shares of Common Stock and in formulating any plan or proposal to acquire control of the Company, the Reporting Persons intend to consider various factors, including, without limitation, (i) the effect of any legal impediments to further purchases, (ii) the Company's financial condition, business, operations and prospects, (iii) other developments concerning the Company,
   (iv) the actions of the Board of Directors of the Company, (v) price

                             (page 6 of 11 pages)

   levels of the Common Stock, (vi) other opportunities available to the Reporting Persons, and (vii) general economic, monetary and stock market conditions.

             Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission (although the Reporting Persons reserve the right to develop such plans or proposals).

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 1,617,762 shares of Common Stock being outstanding as of January 24, 2000, as indicated in the Company's Tender Offer Statement dated February 1, 2000.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof is as follows:

                  (1) Tara beneficially owns 105,000 shares of Common Stock, constituting approximately 6.49% of the outstanding Common Stock. 35,000 of such shares are owned directly by Tara, 35,000 of such shares are owned directly by John H. Daly and the remaining 35,000 of such shares are owned directly by Denis J. Daly, Jr. Tara is deemed to beneficially own the shares directly owned by the other Reporting Persons by virtue of Tara's agreement to act together with the other Reporting Persons as a group with respect to the Company's Common Stock .

                  (2) John H. Daly beneficially owns 105,000 shares of Common Stock, constituting approximately 6.49% of the outstanding Common Stock. 35,000 of such shares are owned directly by John H. Daly, 35,000 of such shares are owned directly by Denis J. Daly, Jr, and the remaining 35,000 of such shares are owned directly by Tara. John H. Daly owns 50% of the membership interests of Tara, and is deemed to beneficially own the shares directly owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons as a group with respect to the Company's Common Stock.

                  (3) Denis J. Daly, Jr. beneficially owns 105,000 shares of Common Stock, constituting approximately

                             (page 7 of 11 pages)


                       6.49% of the outstanding Common Stock. 35,000 of such shares are owned directly by Denis J. Daly, Jr., 35,000 of such shares are owned directly by John H. Daly, and the remaining 35,000 of such shares are owned directly by Tara. Denis J. Daly, Jr. owns 50% of the membership interests of Tara, and is deemed to beneficially own the shares directly owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons as a group with respect to the Company's Common Stock.

             (b) The number of shares of Common Stock as to which each Reporting Person had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, as of the date hereof is as follows:

                  (1) Tara has sole power to vote no shares of Common Stock; sole power to dispose of no shares of Common Stock; shared power with the other Reporting Persons to vote 105,000 shares of Common Stock; and shared power with the other Reporting Persons to dispose of 105,000 shares of Common Stock. See paragraph (a)(1) above.

                  (2) John H. Daly has sole power to vote no shares of Common Stock; sole power to dispose of no shares of Common Stock; shared power with the other Reporting Persons to vote 105,000 shares of Common Stock; and shared power with the other Reporting Persons to dispose of 105,000 shares of Common Stock. See paragraph (a)(2) above.

                  (3) Denis J. Daly, Jr. has sole power to vote no shares of Common Stock; sole power to dispose of no shares of Common Stock; shared power with the other Reporting Persons to vote 105,000 shares of Common Stock; and shared power with the other Reporting Persons to dispose of 105,000 shares of Common Stock. See paragraph (a)(3) above.

             (c) The following sets forth a list of each of the transactions in the Common Stock effected by any of the Reporting Persons during the past 60 days. Each transaction was effected via an open market transaction.







                             (page 8 of 11 pages)


                                 Transaction    Number of     Price Per
        Reporting Person             Date      Shares Sold    Share ($)
        ----------------         -----------   -----------    ---------

        Denis J. Daly, Jr.         02/01/00       5,350        15 1/4
        Denis J. Daly, Jr.         02/01/00       2,650        15 1/8
        Denis J. Daly, Jr.         02/02/00       5,350        15 3/8
        Denis J. Daly, Jr.         02/03/00       4,000        15 5/16
        Denis J. Daly, Jr.         02/04/00       2,000        15 5/16
        John H. Daly               02/01/00       2,000        15 1/8
        John H. Daly               02/01/00       1,783        15 1/4
        John H. Daly               02/01/00       4,000        15 7/16
        John H. Daly               02/02/00       4,117        15 3/8
        John H. Daly               02/03/00       4,000        15 5/16
        John H. Daly               02/04/00       2,000        15 5/16
        Tara                       12/27/99       1,000        13 3/8
        Tara                       12/27/99          50        13 1/4
        Tara                       02/01/00       2,650        15 1/8
        Tara                       02/01/00       2,867        15 1/4
        Tara                       02/02/00       5,850        15 3/8
        Tara                       02/03/00       3,500        15 5/16
        Tara                       02/04/00       2,000        15 5/16


             (d) John H. Daly and Denis J. Daly, Jr., as the sole members (50% each) of Tara, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of
   the 35,000 shares of Common Stock held by Tara.   No other person,
   other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the other shares of Common Stock beneficially owned by the Reporting Persons.

             (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Each of the Reporting Persons has agreed to act together as a group (within the meaning set forth in Section 13(d)(3) of the Securities Exchange Act of 1934) for the purpose of acquiring, holding and disposing of shares of Common Stock. Except as set forth in the foregoing sentence or as otherwise disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings, relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company.


                             (page 9 of 11 pages)


   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

             Exhibit 1.1 Letter, dated December 28, 1999, from John H. Daly to the Board of Directors of Hemlock Federal Financial Corporation (previously filed).

             Exhibit 2.1    Joint Filing Agreement (previously filed).













































                            (page 10 of 11 pages)

                                 SIGNATURES

             After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:    February 7, 2000


                                      TARA ENTERPRISES, L.L.C.


                                      By  /s/ John H. Daly
                                         -------------------------------
                                          John H. Daly, President


                                         /s/ John H. Daly
                                      ----------------------------------
                                         John H. Daly


                                         /s/ Denis J. Daly, Jr.
                                      ----------------------------------
                                         Denis J. Daly, Jr.



























                            (page 11 of 11 pages)